Exhibit 99.1

Press Release	April 12, 2016

Cnova N.V. — First Quarter 2016 Activity

Amsterdam — April 12, 2016, 07:45 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV) (“Cnova” or the “Company”) today announced gross merchandise value (GMV), net sales and other operating activity data for the quarter ended March 31, 2016.

•                  Gross merchandise volume (GMV)(1): €1,138 million (+4.2% constant currency)

•       Cdiscount France: +18.3%; marketplace share at 29.0% (+351 bps)

•       Cnova Brazil: -10.5% (constant currency); marketplace share at 15.6% (+852 bps)

•                  Net sales: €742 million (-6.6% constant currency)

•       Cdiscount France: + 15.3% growth; ongoing turnaround at Cnova Brazil weighs on Cnova N.V. total

•        Cdiscount France: market share: +3.8 pts (January 2016), +1.5 pts (February 2016); marketplace commissions +59% y-o-y

•               41% of net sales from home furnishings and household appliances

•               34% of net sales from AV, smartphones and IT goods

•         Cnova Brazil: -19.7% (constant currency, ex-ICMS(2)), marketplace commissions +142% y-o-y

•               Depreciation of the Brazilian Real and change in Brazilian TVA on interstate transactions (ICMS)(2)

•                  Traffic: 493 million visits (+16.6%)

•       Cdiscount France +12.1%

•       Cnova Brazil +15.7%

•       Mobile share of traffic: 46.1% (+1,209 bps), including 51% at Cdiscount in France

•                  Marketplace vendors: more than 11,400 (+44%)

•       Cdiscount France: 8,300 sellers

•       Cnova Brazil: 2,300 sellers

	First Quarter		Change
Cnova N.V.	2016	2015(3)	Reported	Constant Currency(4)
Cdiscount France
GMV(1) (€ millions)	732.4	619.4	+18.3%
Marketplace share(5)	29.0%	25.5%	+351 bps
Net sales (€ millions)	465.3	403.5	+15.3%
Traffic (visits in millions)	209.9	187.2	+12.1%
Mobile share	50.6%	44.9%	+569 bps

Cnova Brazil
GMV(1) (€ millions)	401.8	599.2	-33.0%	-10.5%
Local currency (R$ millions)	1,729.2	1,931.7	-10.5%
Marketplace share(5)	15.6%	7.1%	+852 bps
Net sales (€ millions)	273.7	486.7	-43.8%	-24.9%
Local currency (R$ millions)	1,177.9	1,568.8	-24.9%
Traffic (visits in millions)	269.2	232.6	+15.7%
Mobile share	44.0%	25.1%	+1,884 bps

Cnova N.V.
GMV(1) (€ millions)	1,137.9	1,222.0	-6.9%	+4.2%
Marketplace share(5)	24.2%	16.7%	+750 bps
Net sales (€ millions)	741.6	893.0	-17.0%	-6.6%
Traffic (visits in millions)	492.8	422.8	+16.6%
Mobile share	46.1%	34.0%	+1,209 bps
Click-&-Collect pick-up points	20,300	19,000	+6.8%
Active customers(6) (millions)	14.6	14.2	+3.0%
Number of items sold (millions)	16.5	15.7	+5.3%
Orders(7) (millions)	9.5	9.2	+3.3%

1st Quarter 2016 Highlights

•        Cnova N.V.

Gross merchandise volume (GMV) at the Group level amounted to €1,138 million for the 1st quarter 2016 (+4.2% on a constant currency basis; -6.9% on a reported basis compared to the same period in 2015).

•                  The 1st quarter 2016 marketplace share of GMV was 24.2% (+750 basis points year-on-year).

Net sales totaled €742 million in the 1st quarter 2016 (y-o-y: -6.6% constant currency; -17.0% reported).

Traffic rose 16.6% y-o-y to 493 million visits during the 1st quarter 2016.

Other key performance indicators during the 1st quarter 2016 included:

•                  The number of Click-&-Collect (“C&C”) pick-up points increased 6.8% y-o-y to 20,300 and included the closure of 1,400 underutilized C&C points in France;

•                  Active customers increased 3.0% to 14.6 million;

•                  Orders increased 3.3% while the number of items sold grew 5.3%

•        Cdiscount France

GMV amounted to €732 million for the 1st quarter 2016, representing a year-on-year (y-o-y) increase of +18.3%.

•                  During the same period, the marketplace share of GMV was 29.0% (+351 basis points y-o-y). As of March 31, 2016, there were more than 8,300 marketplace vendors.

Net sales totaled €465 million for the 1st quarter 2016 (y-o-y: +15.3%, of which +1.3% was related to the leap year impact and +1.6% to the renegotiated customer installment plan factoring contract(8)).

•                  According to the latest market research figures available from GfK for the hi-tech, IT and appliances sectors, Cdiscount’s market share in France increased by 1.5 points in February 2016 to 30.3%. This follows a 3.8 point increase in January 2016 and a 1.3 point increase in the 4th quarter of 2015.

Traffic rose 12.1% y-o-y to 210 million visits during the 1st quarter 2016, more than half (50.6%) of which was generated via mobile devices.

Customer service enhancements during the quarter included the continued ramp-up of both marketplace vendor fulfillment services and same day delivery in the Paris and Lyon metropolitan areas.

•        Cnova Brazil

GMV amounted to €402 million (R$ 1,729 million) for the 1st quarter 2016, representing a y-o-y decrease on a constant currency basis of -10.5%.

•                  During the same period, the marketplace share of GMV was 15.6% (+852 basis points y-o-y). As of March 31, 2016, there were more than 2,300 marketplace vendors.

1st quarter 2016 net sales totaled €274 million (R$ 1,178 million)a y-o-y change of -19.7% on a constant currency basis and excluding the impact of the increase in Brazilian VAT (ICMS) on interstate transactions at the beginning of January 2016 (approximately -5.2%)(2). The leap year impact was approximately +1%.

Traffic rose 15.7% y-o-y to 269 million visits during the 1st quarter 2016, of which the mobile share was 44.0%.

Customer service enhancements during the quarter included the end of fulfillment disruptions, improved call center service and good progress on reducing out-of-stock situations.

***

On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. During the review, which remains ongoing, the Company also identified discrepancies related to accounts payable due to suppliers and in accounts receivable/products in-transit with delivery companies.

Due to the Company’s ongoing internal review of Cnova Brazil, Cnova  will not be able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, or its 2015 Dutch Annual Report within the prescribed time period for each filing. Cnova intends to file its 2015 Form 20-F and its 2015 Dutch Annual Report as soon as reasonably practicable upon completion of: (i) the internal review; (ii) the restatement of its previously issued financial statements; and (iii) the audit of its 2015 financial statements by the Company’s independent registered public accounting firm, Ernst & Young Audit.

***

Endnotes:

(1)    Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(2)    Beginning January 1, 2016, ICMS, the Brazilian indirect VAT on the interstate sale of goods and services, is transitioning from being 100% due in the state of the seller to being 100% due in the state of the buyer.  This has led to an estimated decrease in first quarter 2016 net sales at Cnova Brazil in the amount of approximately R$ 82 million (approximately €19 million).

(3)    All 1Q15 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015 as well as the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities. 1Q15 GMV, the marketplace share of GMV and net sales of Cnova Brazil and Cnova N.V. also reflect the preliminary, unaudited restatement of Cnova Brazil’s 2015 financial statements pursuant to the ongoing internal review at Cnova Brazil, and are subject to revision following completion of that review (for more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016 [available at: www.cnova.com/en/investor-relations/press-releases/]). For more information, please see Annex B.

(4)    Brazilian real/Euro average exchange rate for the 1st quarter: 2015 = R$3.22; 2016 = R$4.30.

(5)    Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

(6)    Active customers at the end of March having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(7)    Total placed orders before cancellation due to fraud detection and/or customer non-payment.

(8)    In the second half of 2015, Cdiscount France renegotiated its customer installment payment plan contract. Previously, the installment payment plan was provided directly by the bank and related fees were netted against bank finance costs (commissions paid) and recorded as fulfillment costs. Under the new contract Cdiscount France now provides the installment payment plan directly to its clients and factors to a bank its receivables. Pursuant to IAS 39, the accounting treatment has been changed as follows: customer installment payment plan service fees are recorded as net sales while bank finance charges are recorded as a finance expense.

***

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Belgium, Brazil, Colombia, Cameroon, Ivory Coast and Senegal; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 32 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

***

Annex A — First Quarter 2016 supplemental information

	First Quarter
Cdiscount France	2016	2015(1)	Change
Click-&-Collect pick-up points	18,600	18,500	+0.5%
Active customers(2) (millions)	7.5	6.5	+15.4%
Number of items sold (millions)	11.2	9.3	+20.4%
Orders(3) (millions)	5.7	4.7	+23.0%

	First Quarter
Cnova Brazil	2016	2015	Change
Click-&-Collect pick-up points	1,300	210	+519.0%
Active customers(2) (millions)	7.0	7.7	-9.3%
Number of items sold (millions)	5.3	6.3	-16.7%
Orders(3) (millions)	3.8	4.5	-16.8%

Notes:

(1)         1Q15 figures for Cdiscount France have been adjusted to take into account the disposal of MonShowRoom in 2015.

(2)         Active customers at the end of March having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(3)    Total placed orders before cancellation due to fraud detection and/or customer non-payment.

Annex B — First Quarter 2015 restatement reconciliation

	First Quarter 2015
	Adjusted(1)	Original
Cnova N.V.	(on March 31, 2016)	(on March 31, 2015)	Change
GMV (€ millions)	1,222.0	1,248.2	-26.2
Cdiscount France	619.4	625.1	-5.7
Cnova Brazil	599.2	613.7	-14.5
Marketplace share of GMV	16.7%	15.4%	+1.3 pts
Cdiscount France	25.5%	24.7%	+0.8 pts
Cnova Brazil	7.1%	6.3%	+0.8 pts
Net sales (€ millions)	893.0	915.5	-22.5
Cdiscount France	403.5	408.1	-4.6
Cnova Brazil	486.7	498.7	-12.0
Traffic (visits in millions)	422.8	436.3	-13.5
Cdiscount France	187.2	187.2
Cnova Brazil	232.6	232.6
Mobile share of traffic	34.0%	34.0%
Cdiscount France	44.9%	44.9%
Cnova Brazil	25.1%	25.1%
Active customers(2) (millions)	14.2	14.8	-0.6
Cdiscount France	6.5	6.8	-0.3
Cnova Brazil	7.7	7.7
Number of items sold (millions)	15.7	16.0	-0.3
Cdiscount France	9.3	9.4	-0.1
Cnova Brazil	6.3	6.3
Orders(3) (millions)	9.2	9.3	-0.1
Cdiscount France	4.7	4.7
Cnova Brazil	4.5	4.5

Notes:

(1)         All 1Q15 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015 as well as the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities. 1Q15 GMV, the marketplace share of GMV and net sales of Cnova Brazil and Cnova N.V. also reflect the preliminary, unaudited restatement of Cnova Brazil’s 2015 financial statements pursuant to the ongoing internal review at Cnova Brazil and are subject to change following completion of that review (for more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016 [available at: www.cnova.com/en/investor-relations/press-releases/]).

(2)         Active customers at the end of March having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(3)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

Upcoming Events

Tuesday, April 26, 2016 at 07:45 CET	Cnova First Quarter 2016 Financial Results

Tuesday, April 26, 2016 at 16:00 CET	Cnova First Quarter 2016 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:
Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1 877 407 0784

Toll	1 201 689 8560

Conference Call Replay Dial-In Numbers:
Toll-Free	1 877 870 5176
Toll	1 858 384 5517

Available From:	April 26, 2016 at 13:00 ET / 19:00 CET

To:	May 4, 2016 at 00:00 ET / 06:00 CET
Replay Pin Number: 13634189

Webcast:

http://public.viavid.com/index.php?id=118886

Presentation materials to accompany the call will be available at cnova.com on April 26, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.